Exhibit 21.1
Subsidiaries of the Registrant
The following is a list of subsidiaries of The Advisory Board Company.

Name	Jurisdiction of Organization

Advancement Services, Inc.	Virginia
Advisory Board Investments, Inc.	Delaware
ABCO International Holdings, LLC	Delaware
ABCO Advisory Services India Private Limited	India
Royall Acquisition Company	Delaware
Royall & Company	Virginia
Royall & Company Holding, Inc.	Delaware
The Advisory Board (Chile) SpA	Chile